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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EXE Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

301504106

(CUSIP Number)

December 22, 2003

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 301504106

1.	Name of Reporting Person: Symphony Technology II-A, L.P.
I.R.S. Identification No(s). of above person(s) (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of
		0
Shares
	6.	Shared Voting Power
Beneficially
		0
Owned by
	7.	Sole Dispositive Power
Each

Reporting		0

Person With:	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11.	Percent of Class Represented by Amount in Row (9)

0.00%

12.	Type of Reporting Person (See Instructions)

PN

Page 2 of 8 pages

CUSIP No. 301504106

1.	Name of Reporting Person: Symphony Technology II GP, LLC
I.R.S. Identification No(s). of above person(s) (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of
		0
Shares
	6.	Shared Voting Power
Beneficially
		0
Owned by
	7.	Sole Dispositive Power
Each

Reporting		0

Person With:	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11.	Percent of Class Represented by Amount in Row (9)

0.00%

12.	Type of Reporting Person (See Instructions)

CO

Page 3 of 8 pages

CUSIP No. 301504106

1.	Name of Reporting Person: Symphony Technology Group, LLC
I.R.S. Identification No(s). of above person(s) (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of		0

Shares
	6.	Shared Voting Power
Beneficially
		0
Owned by
	7.	Sole Dispositive Power
Each

Reporting		0

Person With:	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11.	Percent of Class Represented by Amount in Row (9)

0.00%

12.	Type of Reporting Person (See Instructions)

CO

Page 4 of 8 pages

CUSIP No. 301504106

1.	Name of Reporting Person: Romesh Wadhwani
I.R.S. Identification No(s). of above person(s) (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

United States

	5.	Sole Voting Power
Number of		0

Shares
	6.	Shared Voting Power
Beneficially
		0
Owned by
	7.	Sole Dispositive Power
Each

Reporting		0

Person With:	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11.	Percent of Class Represented by Amount in Row (9)

0.00%

12.	Type of Reporting Person (See Instructions)

IN

Page 5 of 8 pages

Item 1.

(a)	Name of Issuer: EXE Technologies, Inc.
(b)	Address of Issuer's Principal Executive Offices:
8787 Stemmons Freeway, Dallas, TX 75247

Item 2.

(a)	Name of Person Filing:

SymphonyTechnology II-A, L.P. ("STA")
Symphony Technology II GP, LLC ("ST")
Symphony Technology Group, LLC ("STG")
Romesh Wadhwani ("RW")

(b)	Address of Principal Business Office or, if none,
Residence:

4015 Miranda Avenue, Second Floor, Palo Alto, CA 94304

(c)	Citizenship:

STA, ST and STG: Delaware
RW: United States
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 301504106

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:
STA, ST and STG: 0
RW: 0
(b)	Percent of Class:

Page 6 of 8 pages

STA, ST and STG: 0.00%
RW: 0.00%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
STA, ST and STG: 0
RW: 0
(ii) Shared power to vote or to direct the vote:
STA, ST and STG: 0
RW: 0
(iii) Sole power to dispose or to direct the disposition of:
STA, ST and STG: 0
RW: 0
(iv) Shared power to dispose or to direct the disposition of:
STA, ST and STG: 0
RW: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that, as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 pages

JOINT FILING STATEMENT
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

Date: February 10, 2004	Symphony Technology II-A, L.P.

	By:	Symphony Technology II GP, LLC
Its General Partner

/s/ Romesh Wadhwani

	By:	Romesh Wadhwani, C.E.O. and Managing Director

Symphony Technology II GP, LLC

/s/ Romesh Wadhwani

	By:	Romesh Wadhwani, C.E.O. and Managing Director

Symphony Technology Group, LLC

/s/ Romesh Wadhwani

	By:	Romesh Wadhwani, C.E.O. and Managing Director

/s/ Romesh Wadhwani

Romesh Wadhwani

Page 8 of 8 pages